September 5, 2014

Larry Spirgel

Assistant Director

Celeste M. Murphy

Legal Branch Chief

Emily Drazan

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

C. Wolters Consultants, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 1, 2014

File No. 333-183615

The following are the Company’s responses to your comment letter of August 8, 2014:

General

1. Please note you filed this pre-effective amendment to your Form S-1 under the file number of a registration statement that was previously withdrawn.

Registration number corrected.

Executive Compensation, page 29

2. We note your revised disclosure on page II-1 regarding Recent Sales of Unregistered Securities and that Mr. Wolters received 1,500,000 shares for professional services on April 5, 2012. Please explain why this award was not included in your executive compensation table for fiscal year 2013.

Included in the executive compensation table.

Legal Matters, page 33

3. We note your response to comment 8 and that you have included Mr. Gewerter’s name in the body of the filing. However, there is still reference to Ms. Abby Ertz in your filing. Please advise or revise.

Reference to Ms. Ertz removed.

Statement of Changes in Stockholders’ Deficit, page F-6

4. In your response to our Comment 10, you revised the amount of common stock outstanding as of March 31, 2014. However, the total shares of common stock outstanding as of March 31, 2014 still do not agree with the balance sheet. Please revise to correct the difference accordingly.

Revised to correct the difference.

Very truly yours,

/s/ Carl E. Wolters

Carl E. Wolters / President

C. Wolters Consultants, Inc.